

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Mr. Leo F. Wells, III
President
Wells Timberland REIT, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092-3365

      Re: Wells Timberland REIT, Inc.
      Form 10-K for the fiscal year ended December 31, 2010
      Filed March 22, 2011
      File No. 000-53193

Dear Mr. Wells:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Sonia Barros
                    Special Counsel

cc: Rosemarie A. Thurston, Esq.
       Lesley H. Solomon, Esq.
       Via *facsimile*: (404) 881-7777